James T. Foran Associate General Counsel	Public Service Enterprise Group Incorporated 80 Park Plaza, Newark, NJ 07101-1171 Mailing Address: 80 Park Plaza, P.O. Box 1171, Newark, NJ 07101-1171

October 22, 2008

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	PSEG Power LLC (the “Company”), PSEG Energy Resources and
Trade LLC (“ER&T”), PSEG Fossil LLC (“Fossil”) and PSEG
Nuclear LLC (“Nuclear”) Registration Statement on Form S-3 File
Nos. 333-153745 and 333-153745-01 to 03

Dear Mr. Owings:

       Enclosed please find a copy of Amendment No. 1 to the above-referenced Registration Statement, as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof. The Registration Statement was originally filed with the Commission on September 30, 2008.

       The purpose of Amendment No. 1 to the Registration Statement is to file Exhibit 5 (Opinion of James T. Foran, Esquire relating to the legality of the Debt Securities of the Company and the related Guarantees of ER&T, Fossil and Nuclear, including consent). This Amendment is in response to a comment received from the staff of the Commission (the “Staff’) set forth in the Staff’s comment letter dated October 16, 2008.

       Set forth below are the Company’s responses to the Staff s comments. For the convenience of the Staff, we have reproduced each of the comments set forth in the comment letter and have provided our response below each.

1. Where You Can Find More Information, page 3

Comment. The Form 8-K you filed on June 18, 2008 included information filed under Item 8.01 of Form 8-K. Please revise your prospectus to incorporate by reference your Form 8-K filed on June 18, 2008. Please refer to Item 12(a) of Form S-3.

Response: The June 18, 2008 Form 8-K was filed as a single document separately by the Company, its parent, Public Service Enterprise Group Incorporated (“PSEG”) and its affiliate Public Service Electric and Gas Company. As noted in the first paragraph of the Form 8-K, the information contained in Item 8.01, Other Events, was filed solely for

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PSEG. Accordingly, the Item 8.01 information was not filed for the Company and, therefore, the Form 8-K was not incorporated by reference in the Registration Statement.

2. Exhibit 5 — Legal Opinion

Comment. Item 601(b)(5)(i) of Regulation S-K requires an opinion of counsel as to the legality of all securities being registered. The legal opinion filed as Exhibit 5 to your Form S-3 only provides an opinion regarding the legality of the debt securities. Please have your counsel provide a legal opinion as to the legality of the debt securities and the guarantees.

Response: A revised legal opinion has been filed as Exhibit 5 to Amendment No. 1 to the Registration Statement.

       If you have any questions, please do not hesitate to contact me at 973-430-6131 or my colleague, Edward Fedak at 973-430-3835 or Donald Leibowitz at 973-430-6305.

Very truly yours, /s/ James T. Foran James T. Foran

cc: Robert W. Errett, Esq.

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